Exhibit 99.3

CAPITALIZATION

The following table sets forth our (i) cash and cash equivalents, (ii) restricted cash and (iii) consolidated capitalization as of September 30, 2015 on:

•	an actual basis; and

•	an as adjusted basis giving effect to (i) scheduled debt repayments of $75.1 million, including $54.8 million as part of the refinancing program for debt extinguishment, (ii) total drawdowns of $101.8 million for the pre-delivery financing of Hull 5010 and Hull 5013, the financing of the suezmax tanker Pentathlon, amounting to $39.9 million, and the drawdown of $51.6 million as part of the refinancing program for debt extinguishment, (iii) the payment of $4.0 million of preference share dividends, and (iv) the payment of $17.1 million for the acquisition of the suezmax tanker Pentathlon.

Other than these adjustments, there has been no material change in our capitalization from debt or equity issuances, re-capitalization or special dividends between September 30, 2015 and December 7, 2015.

This table should be read in conjunction with our consolidated financial statements and the notes thereto, “Results of operations-management’s discussion & analysis” in Exhibit 99.2 to the Report on Form 6-K to which this Capitalization is attached as Exhibit 99.3, and “Item 5. Operating and Financial Review and Prospects”, included in our Annual Report on Form 20-F for the year ended December 31, 2014.

	As of September 30, 2015
In thousands of U.S. Dollars	Actual	Adjusted
Cash
Cash and cash equivalents	$280,476	$291,779
Restricted cash	20,751	15,051

Total cash	$301,227	$306,830

Capitalization
Debt:
Long-term secured debt obligations (including current portion)	$1,370,752	$1,397,423

Stockholders’ equity:
Preferred shares, $1.00 par value; 15,000,000 shares authorized and 2,000,000 Series B Preferred Shares and 2,000,000 Series C Preferred Shares and 3,400,000 Series D Preferred Shares issued and outstanding on an actual and on an as adjusted basis	7,400	7,400
Common shares, $1.00 par value; 185,000,000 shares authorized and 87,338,652 shares issued and outstanding on an actual and on an as adjusted basis	87,339	87,339
Additional paid-in capital	752,001	752,001
Accumulated other comprehensive loss	(13,817)	(13,817)
Retained earnings	531,790	527,821
Non-controlling interest	11,524	11,524

Total stockholders’ equity	1,376,237	1,372,268

Total capitalization	$2,746,989	$2,769,691

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